# ANNUAL REPORT





**INVESTMENT ADVISOR**
Derby Capital Management, Inc.
7 Wells Avenue
Newton, MA 02459

**ADMINISTRATOR**
Gemini Fund Services, LLC
150 Motor Parkway, Suite 205
Hauppauge, NY 11788

# DCM Fund

**CUSTODIAN**
Bank of New York
1 Wall Street, 25th Floor
New York, NY 10286

**LEGAL COUNSEL**
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

**INDEPENDENT ACCOUNTANTS**
Russell, Brier & Co. LLP
Ten P.O. Square, 6th Floor
Boston, MA 02109

## September 30, 2004

DCM Fund
c/o Gemini Fund Services, LLC
Omaha, NE 68154-1952
www.dcmfunds.com



# DCM Fund

4020 South 147[th] Street, Suite 2
Omaha, NE 68137

Dear Fellow Shareholder:

Although few changes were made to the portfolio* last quarter (we sold General Electric as it reached our target price and we purchased more Coca-Cola FEMSA† when the stock price dipped) lots of things happened in economy:  The Federal Reserve increased the Federal Funds rate three times, taxable and non-taxable bond yields generally fell, the stock market went down, the price of oil went way up, the inflation rate went down, mortgage applications rose while housing prices generally fell, and the overall economy measured by GDP rose.

| Data Point | 6/30/2004 | 9/30/2004 | Direction | Historical Avg |
|---|---|---|---|---|
| Fed Fund Rate | 1.00% | 1.75% | ↑ | 5.79% |
| 3 Yr   Treasury Note | 3.26% | 2.83% | ↓ | 6.18% |
| 5 Yr   Treasury Bond | 3.93% | 3.36% | ↓ | 6.38% |
| 10 Yr Treasury Bond | 4.73% | 4.13% | ↓ | 6.58% |
| 3 Yr   Municipal Bond | 2.54% | 2.05% | ↓ | NA |
| 5 Yr   Municipal Bond | 3.15% | 2.61% | ↓ | NA |
| 10 Yr Municipal Bond | 4.02% | 3.48% | ↓ | 5.17% |
| Oil (Price per Barrel) | $36.92 | $49.56 | ↑ | $21.61 |
| Inflation | 3.27% | 2.65% | ↓ | 3.43% |
| GDP | 3.30% | 3.70% | ↑ | 3.51% |

Reader's note: Sources of statistical information available upon request.

Analyzing the cause and effect of the above changes is really like the chicken and egg theory. However, rather than spend our time trying to figure out why oil prices went up but inflation fell, why the Fed Funds rate went up, but bond yields fell, why the stock market went down, but the GDP went up, we spend our time on the question does an investment in a 5 year bond that yields 3.36% make sense when it normally yields 6.38%?  Do we want to pay 25 times a company's earnings (25 PE), when their free cash flow and private market deals indicate we should buy no more than 12 times earnings (12 PE)?

Peter L. Bernstein, author and historian, recently summed up our thinking this way: "*Survival is the only road to riches.  You should try to maximize your return only if losses would not threaten your survival and if you have a compelling future need for the extra gains you might earn.*"  And this is why you have more of your money in cash and equivalents than we normally prefer.  We made the decision that investing in stocks or bonds that offer significantly below average returns due to their above average prices offer little long-term value to you.

The portfolio remains relatively defensive, as we have a larger than normal cash balance to invest and most of our equity investments remain at a discount to our estimate of their real value.  In addition, many of these investments are paying above average dividend yields and continue to see their earnings grow faster than their stock price.

Thank you for your continued confidence and co-ownership,

Jonathan Derby
Co-Chairman

Mark Derby
Co-Chairman

The DCM Fund is distributed by Aquarius Fund Distributors, LLC, member NASD.

†   Coca-Cola FEMSA comprised 5.72% of the Fund's net assets as of September 30, 2004.

\*   DCM Fund Performance Summary - For Periods Ended September 30, 2004:

| | 1 Year | Calendar YTD [1] | 3 Months [1] | Annualized Since Inception [2] |
|---|---|---|---|---|
| The DCM Fund | 11.87 % | 0.26 % | -0.13 % | -5.07 % |
| S&P 500 Index[3] | 13.87 % | 1.51 % | -1.87 % | -0.99 % |

(1) Total return figures are not annualized, as they may not be representative of the total return for the year.

(2) Inception date is October 19, 1999.

(3) The Standard & Poor's 500 Index ("S&P 500 Index") is a market capitalization-weighted measure of 500 widely held common stocks.   Please note, an investor may not invest directly in an index.

**The above performance represents past performance, which is no guarantee of future results.  The investment return and the Fund's Net Asset Value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost.  The Fund's total return figures include the reinvestment of dividends and capital gain distributions, if any.  Total return figures may have been lower had the advisor not waived a portion of its fees. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of Fund shares.  For performance current to most recent month-end, please call 1-888-878-2696.**

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENTS IN THE DCM FUND VS. THE S&P 500 INDEX** FROM INCEPTION ON OCTOBER 19, 1999



**   An index is unmanaged and is not subject to the same management and trading expenses as a mutual fund.

| Holdings By Industry | % of Net Assets |
|---|---|
| Consumer Discretionary | 14.83% |
| Consumer Staples | 5.72% |
| Financials | 29.47% |
| Healthcare | 8.60% |
| Industrials | 12.26% |
| Utilities | 6.14% |
| Short-Term and Other | 22.98% |

## DCM FUND
## SCHEDULE OF INVESTMENTS
### September 30, 2004

| Shares | Security | | Market Value |
|---|---|---|---|
| | **COMMON STOCK - 77.02%** | | |
| | **Consumer Discretionary - 14.83%** | | |
| | **Auto / Truck Parts - 4.36%** | | |
| 10,451 | Johnson Controls, Inc. | $ | 593,721 |
| | | | |
| | **Media - 3.84%** | | |
| 6,230 | Gannett, Inc. | | 521,825 |
| | | | |
| | **Retailing - 6.63%** | | |
| 7,491 | Home Depot, Inc. | | 293,647 |
| 23,525 | Rent-A-Center Inc. + | | 608,357 |
| | | | 902,004 |
| | | | |
| | **Consumer Staples - 5.72%** | | |
| | **Food, Beverage & Tobacco - 5.72%** | | |
| 39,965 | Coca-Cola Femsa, S.A. de C.V. | | 778,518 |
| | | | |
| | **Financials - 29.47%** | | |
| | **Diversified Financials - 21.26%** | | |
| 8,788 | Bank of New York, Inc. | | 256,346 |
| 18,432 | Citigroup, Inc. | | 813,220 |
| 28,507 | Washington Mutual, Inc. | | 1,114,054 |
| 11,891 | Wells Fargo & Co. | | 709,060 |
| | | | 2,892,680 |
| | **Insurance - 8.21%** | | |
| 10,152 | American International Group, Inc. | | 690,235 |
| 11,788 | Hilb, Rogal and Hamilton Co. | | 426,961 |
| | | | 1,117,196 |
| | | | |
| | **Healthcare - 8.60%** | | |
| | **Pharmaceuticals & Biotechnology - 3.78%** | | |
| 16,800 | Pfizer, Inc. | | 514,080 |
| | | | |
| | **Medical Laboratory & Testing Services- 4.82%** | | |
| 15,000 | Laboratory Corp. of America Holdings + | | 655,800 |
| | | | |
| | **Industrials - 12.26%** | | |
| | **Capital Goods - 3.76%** | | |
| 15,448 | D.R. Horton, Inc. | | 511,483 |
| | | | |
| | **Commercial Services & Supplies - 8.50%** | | |
| 22,556 | Bisys Group, Inc. + | | 329,543 |
| 8,000 | Cendant Corp. | | 172,800 |
| 13,232 | H&R Block, Inc. | | 653,926 |
| | | | 1,156,269 |

The accompanying notes are an integral part of these financial statements.

DCM Fund

## DCM FUND
## SCHEDULE OF INVESTMENTS (Continued)
## September 30, 2004

| Shares / Principal ($) | Security | | Market Value |
|---|---|---|---|
| | **Utilities - 6.14%** | | |
| | **Energy/Pipelines - 6.14%** | | |
| 13,299 | Kinder Morgan, Inc. | | $ 835,443 |
| | **TOTAL COMMON STOCK** | | |
| | (Cost $9,590,934) | | **10,479,019** |
| | **SHORT-TERM INVESTMENTS - 22.75%** | | |
| | **Regulated Investment Companies - 9.54%** | | |
| 447,783 | BNY Hamilton Money Fund, Hamilton Shares, due 10/1/04 | | 447,783 |
| 10 | Gabelli Convertible & Income Securities Fund, Series E, 7 Day Auction Rate Preferred | | 250,000 |
| 24 | Pimco High Income Fund, 7 Day Auction Rate Preferred | | 600,000 |
| | | | 1,297,783 |
| | **U.S. Treasury Bills - 13.21%** | | |
| $ 1,800,000 | To yield 1.41%, due 10/21/04 | | 1,798,520 |
| | **TOTAL SHORT-TERM INVESTMENTS** | | |
| | (Cost $3,096,303) | | **3,096,303** |
| | **TOTAL INVESTMENTS** | | |
| | (Cost $12,687,237*) | 99.77% | **$ 13,575,322** |
| | Other assets in excess of liabilities | 0.23% | 30,667 |
| | **TOTAL NET ASSETS** | 100.00% | **$ 13,605,989** |

\+ Non-income producing security.

* Aggregate cost for Federal income tax purposes is substantially the same.

The accompanying notes are an integral part of these financial statements.

# DCM FUND
# STATEMENT OF ASSETS AND LIABILITIES
## September 30, 2004

| | | |
|---|---|---|
| **Assets:** | | |
| Investments in securities, at value | | |
| (Cost $9,590,934) (Note 2) | $ | 10,479,019 |
| Short-term investments, at cost (Note 2) | | 3,096,303 |
| Cash | | 292,200 |
| Dividends and interest receivable | | 5,105 |
| Prepaid expenses and other assets | | 5,716 |
| Total Assets | | 13,878,343 |
| **Liabilities:** | | |
| Payable for investments purchased | | 250,000 |
| Investment advisory fees payable (Note 3) | | 4,942 |
| Accrued trustees' fees | | 2,006 |
| Accrued expenses and other liabilities | | 15,406 |
| Total Liabilities | | 272,354 |
| Net Assets | **$** | **13,605,989** |
| **Net Assets Consist Of:** | | |
| Paid in capital | $ | 17,139,803 |
| Accumulated net investment income | | 15,893 |
| Accumulated net realized loss from security transactions | | (4,437,792) |
| Net unrealized appreciation of investments | | 888,085 |
| | **$** | **13,605,989** |
| Net asset value and redemption price per share* | | |
| ($13,605,989/1,759,565 shares of capital stock outstanding) | **$** | **7.73** |

* The Fund will impose a 1% redemption fee for any redemptions of Fund shares ocurring within the first six months of purchase.

The accompanying notes are an integral part of these financial statements.

## DCM FUND
## STATEMENT OF OPERATIONS
## For the Year Ended September 30, 2004

**Investment Income:**

| | | |
|---|---|---:|
| Dividends | $ | 199,409 |
| Interest | | 10,574 |
| Total investment income | | 209,983 |

**Expenses:**

| | |
|---|---:|
| Advisory fees (Note 3) | 129,282 |
| Administration fees | 48,052 |
| Legal fees | 24,919 |
| Transfer agent fees | 24,444 |
| Audit fees | 9,903 |
| Trustees' fees | 8,002 |
| Insurance expense | 7,007 |
| Registration fees | 6,655 |
| Printing expense | 5,547 |
| Custody fees | 3,440 |
| Other expenses | 2,294 |
| Total expenses | 269,545 |
| Less: | |
| Advisory fees waived (Note 3) | (75,455) |
| Net expenses | 194,090 |
| Net investment income | 15,893 |

**Net Realized and Unrealized Gain**
**on Investments (Notes 2 and 4):**

| | | |
|---|---|---:|
| Net realized gain from security transactions | | 510,497 |
| Net change in unrealized appreciation (depreciation) of investments | | 744,092 |
| Net realized and unrealized gain on investments | | 1,254,589 |
| Net increase in net assets resulting from operations | $ | **1,270,482** |

The accompanying notes are an integral part of these financial statements.

DCM Fund

# DCM FUND
## STATEMENTS OF CHANGES IN NET ASSETS

| | For the Year Ended September 30, 2004 | For the Year Ended September 30, 2003 |
|---|---|---|
| **From Operations:** | | |
| Net investment income (loss) | $ 15,893 | $ (8,450) |
| Net realized gain (loss) from security transactions | 510,497 | (1,641,420) |
| Net change in unrealized appreciation (depreciation) of investments | 744,092 | 3,188,127 |
| Net increase in net assets resulting from operations | 1,270,482 | 1,538,257 |
| | | |
| **From Capital Share Transactions:** | | |
| Shares sold | 2,032,724 | 3,043,700 |
| Shares redeemed | (440,413) | (981,207) |
| Net increase in net assets from capital share transactions | 1,592,311 | 2,062,493 |
| | | |
| Net increase in net assets | 2,862,793 | 3,600,750 |
| | | |
| **Net Assets:** | | |
| Beginning of Year | 10,743,196 | 7,142,446 |
| **End of Year*** | **$ 13,605,989** | **$ 10,743,196** |
| * Includes accumulated net investment income of: | $ 15,893 | $ - |
| | | |
| **Capital Share Transactions:** | | |
| Shares sold | 261,834 | 473,112 |
| Shares redeemed | (56,253) | (152,847) |
| | 205,581 | 320,265 |

The accompanying notes are an integral part of these financial statements.

DCM Fund

# DCM FUND
## FINANCIAL HIGHLIGHTS
### (For a share outstanding throughout each period)

| | For the Year Ended September 30, 2004 | For the Year Ended September 30, 2003 | For the Year Ended September 30, 2002 | For the Year Ended September 30, 2001 | For the Period Ended September 30, 2000 (1) |
|---|---|---|---|---|---|
| **Net Asset Value, Beginning of Year** | $ 6.91 | $ 5.79 | $ 6.51 | $ 10.06 | $ 10.00 |
| Income (Loss) From Investment Operations: | | | | | |
| Net investment income (loss) (2)(3) | 0.01 * | (0.01) ** | (0.03) | (0.10) | (0.09) |
| Net realized and unrealized gain (loss) from investment operations (2) | 0.81 | 1.13 | (0.69) | (3.45) | 0.15 |
| Total from investment operations | 0.82 | 1.12 | (0.72) | (3.55) | 0.06 |
| **Net Asset Value, End of Year** | $ 7.73 | $ 6.91 | $ 5.79 | $ 6.51 | $ 10.06 |
| Total Return (4) | 11.87% | 19.34% | (11.06)% | (35.29)% | 0.60% |
| Ratios/Supplemental Data: | | | | | |
| Net assets, end of year (000s) | $ 13,606 | $ 10,743 | $ 7,142 | $ 7,670 | $ 10,864 |
| Ratio of expenses to average net assets, before waiver/reimbursement | 2.08% | 2.55% | 2.54% | 2.22% | 2.61% (5) |
| Ratio of net expenses to average net assets, after waiver/reimbursement | 1.50% | 1.50% | 1.50% | 1.48% | 1.50% (5) |
| Ratio of net investment loss to average net assets, before waiver/reimbursement | (0.46)% | (1.14)% | (1.48)% | (1.36)% | (1.95)% (5) |
| Ratio of net investment income (loss) to average net assets, after waiver/reimbursement | 0.12% | (0.09)% | (0.44)% | (0.62)% | (0.83)% (5) |
| Portfolio Turnover Rate | 28.67% | 41.99% | 31.51% | 40.14% | 62.69% |

(1) For the period from October 19, 1999 (commencement of operations) to September 30, 2000.

(2) Per share amounts calculated using the monthly average shares method.

(3) For the years ended September 30, 2004, 2003, 2002 and 2001 and for the period ended September 30, 2000, the advisor voluntarily waived its fee and reimbursed other expenses.   Had such actions not been undertaken, net investment loss per share would have been $(0.04), $(0.07), $(0.10), $(0.22) and $(0.21), respectively.

(4) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions, if any.   Total returns for periods less than one year are not annualized.

(5) Annualized.

\* Unrounded value is $0.009.

** Unrounded value is $(0.006).

The accompanying notes are an integral part of these financial statements.

DCM Fund

# DCM FUND
# NOTES TO FINANCIAL STATEMENTS
# September 30, 2004

**Note 1. Organization**

Effective April 15, 2004, the name of the DCM Growth Fund has been changed to the DCM Fund (the "Fund"). The Fund's investment objective and policies remain as stated in the Fund's prospectus and statement of additional information. The DCM Fund is organized as a series of the DCM Series Trust (the "Trust"), a Massachusetts business trust formed on August 5, 1999, and registered as an open-end, non-diversified, management investment company under the Investment Company Act of 1940, as amended ("1940 Act"). The Fund commenced operations on October 19, 1999. The Fund's business and affairs are managed by its officers under the direction of its Board of Trustees. The Fund's investment objective is to seek long-term growth of capital.

**Note 2. Significant Accounting Policies**

The following is a summary of significant accounting policies consistently followed by the Fund. These policies are in conformity with accounting principles generally accepted in the United States of America.

A. *Security Valuation* – Securities listed on a national securities exchange and certain over-the-counter securities are valued as of the close of each business day, at the last sales price on the exchange or the over-the-counter market in which such securities are primarily traded, or in the absence of recorded sales, the mean between the closing bid and ask prices. NASDAQ traded securities are valued at the NASDAQ official closing price (NOCP). Securities for which market quotations are not readily available are valued at their fair value following procedures approved by the Board of Trustees. Short-term investments held by the Fund that mature in 60 days or less are valued at amortized cost, which approximates market value.

B. *Security Transactions and Related Investment Income* - Securities transactions are accounted for on the trade date. Cost is determined and gains and losses are based upon the specific identification method for both financial statement and Federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

C. *Federal Income Taxes* - The Fund intends to continue to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income tax is required.

   At September 30, 2004, the DCM Fund had, for Federal income tax purposes, the following capital loss carry forwards available to offset future capital gains expiring on September 30 of the years below:

| | 2009 | 2010 | 2011 | Total |
|---|---|---|---|---|
| Capital Loss Carry Forwards | $1,310,406 | $1,485,966 | $1,641,420 | $4,437,792 |

   To the extent that these carry forward losses are used to offset capital gains, it is probable that the gains so offset will not be distributed.

D. *Dividends and Distributions to Shareholders* - The Fund records dividends and distributions to shareholders on the ex-dividend date. The Fund will distribute its net investment income, if any, and net realized capital gains, if any, annually.

E. *Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

**Note 3.  Investment Advisory Fee and Other Transactions**

The Trust has entered into an investment advisory agreement (the "Agreement") with Derby Capital Management, Inc. (the "Advisor"). Pursuant to the Agreement, the Advisor manages the investment portfolio of the Fund, subject to policies adopted by the Trust's Board of Trustees, and furnishes office space and all necessary facilities, equipment and executive personnel necessary for managing the day-to-day operations of the Fund.   For its services, the Advisor receives a fee, paid monthly, calculated at an annual rate of 1.00% of the Fund's average daily net assets.

The Advisor has voluntarily agreed to waive its advisory fee and reimburse other expenses to the extent the Fund's operating expenses exceed 1.50% (excluding distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) of the Fund's average daily net assets. For the year ended September 30, 2004, the Advisor waived fees amounting to $75,455.

The Trust has entered into an Administrative Service Agreement and a Transfer Agency and Service Agreement ("Agreements") with Gemini Fund Services, LLC ("GFS"). Pursuant to the Agreements, GFS serves as Administrator, Transfer Agent and Dividend Disbursing and Fund Accounting Agent to the Fund. For these services, the Fund pays GFS an annual fee, paid monthly, based on a percentage of the Fund's average daily net assets, subject to certain minimum requirements.

Effective February 2, 2004, Aquarius Fund Distributors, LLC ("AFD") became the Distributor of the Trust. Orbitex Funds Distributor, Inc. acted as the Distributor prior to February 2, 2004.   The Trust has adopted a Distribution Plan ("Plan") pursuant to Rule 12b-1 under the 1940 Act.   Pursuant to the Plan, the Distributor will pay the promotional and advertising expenses related to the distribution of the Fund's shares and for the printing of all Fund prospectuses used in connection with the distribution and sale of the Fund's shares. The Fund will pay the Distributor a fee calculated at an annual rate of 0.25% of the Fund's average daily net assets. During the year ended September 30, 2004, the Plan was not in effect, hence the Fund did not accrue any fees and no payments were made.

The Fund will impose a 1% redemption fee for any redemptions of Fund shares occurring within the first six months of purchase.   No such fees were collected during the year ended September 30, 2004.

**Note 4.  Investment Transactions**

During the year ended September 30, 2004, the cost of purchases and proceeds from sales of investment securities, excluding short-term securities, aggregated $3,549,839 and $3,008,106, respectively.

At September 30, 2004, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes were as follows:

| | |
|---|---|
| Gross unrealized appreciation……………………………… | $1,471,119 |
| Gross unrealized depreciation……………………………… | (583,034) |
| Net unrealized appreciation………………………………… | $888,085 |

**Note 5. Tax Components of Capital and Other**

The Fund did not make any distributions to shareholders during the year ended September 30, 2004.

As of September 30, 2004, the components of distributable earnings on a tax basis were as follows:

| Capital Loss Carry Forwards | Undistributed Long Term Capital Gains | Post-October Loss Deferrals | Undistributed Ordinary Income | Unrealized Appreciation (Depreciation) | Total |
|---|---|---|---|---|---|
| $(4,437,792) | - | - | $15,893 | $888,085 | $(3,533,814) |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
DCM Fund
Newton, Massachusetts

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of DCM Fund (the "Fund") as of September 30, 2004, and the related statements of operations for the year then ended, changes in net assets, and financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended September 30, 2001 and for the period from October 19, 1999 (commencement of operations) to September 30, 2000 were audited by other auditors whose report dated October 26, 2001, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (US). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2004 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of September 30, 2004, the results of its operations, changes in its net assets, and the financial highlights for the years then ended in conformity with accounting principles generally accepted in the United States of America.


RUSSELL, BRIER & CO. LLP
Boston, Massachusetts
November 23, 2004

# DCM FUND

## SUPPLEMENTAL INFORMATION (Unaudited)

## September 30, 2004

Shareholders of funds will pay ongoing expenses, such as advisory fees, distribution and service fees (12b-1 fees), and other expenses. The following examples are intended to help the shareholder understand the ongoing cost (in dollars) of investing in a fund and to compare theses costs with the ongoing costs of investing in other mutual funds.

This example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period from April 1, 2004 through September 30, 2004.

**Actual Expenses:** The first line of the table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during the period.

**Hypothetical Examples for Comparison Purposes:** The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

| | Beginning Account Value (4/1/04) | Ending Account Value (9/30/04) | Expenses Paid During Period** (4/1/04-9/30/04) |
|---|---|---|---|
| Actual | $1,000.00 | $955.50 | $7.33 |
| Hypothetical (5% return before expenses) | 1,000.00 | 1,017.50 | 7.57 |

** Expenses are equal to the Fund's annualized expense ratio of 1.50%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the days in the reporting period).

# DCM FUND

## SUPPLEMENTAL INFORMATION (Unaudited) (Continued)

## September 30, 2004

The Trustees and officers of the DCM Fund are listed below, together with their principal occupations during the past five years. Unless otherwise indicated, the address of each person listed below is 7 Wells Avenue, Newton, MA 02459.

| Name, Age and Address | Position, Term of Office and Length of Time Served with the DCM Series Trust | Principal Occupation(s) During Past 5 Years and Current Directorships |
|---|---|---|
| **INTERESTED TRUSTEES** | | |
| | Term<br>Lifetime of Trust until removal, resignation or retirement | |
| Jonathan Jay Derby (41) | Co-Chairman, Vice-President, Secretary and Treasurer since 1999 | Vice-President and legal counsel for Derby and Company, Inc. |
| Mark Alan Derby (40) | Co-Chairman, President since 1999 | Vice President of Derby and Company, Inc. |
| **NON-INTERESTED TRUSTEES** | | |
| | Term<br>Lifetime of Trust until removal, resignation or retirement | |
| Stuart N. Cole (43)<br>1172 Beacon Street<br>Newton, MA 02461 | Trustee since 1999 | Partner in the law firm of Barr & Cole, Chief Executive Officer of County Mortgage Trust, Partner and founder of H&S Investments, President of Washington Realty, Inc. |
| Scott Allen (43) | Trustee since 2002 | Vice-President/General Manager of M.S. Walker Co., Member of the Presidents Council for the Distilled Spirits Industry. |
| Neil Shalom (46) | Trustee since 2002 | Partner in Equity Industrial Partners Corp., President of Newmarket Properties Ltd. |

The Trust's Statement of Additional Information contains additional information about the Trustees and Officers and is available without charge, upon request, by calling 1-888-878-2696.

**HOW TO OBTAIN PROXY VOTING INFORMATION**
Information regarding how the Fund voted proxies related to portfolio securities during the period ended June 30, 2004 as well as a description of the policies and procedures that the Fund uses to determine how to vote proxies is available without charge, upon request, by calling 1-888-878-2696 or by referring to the Security and Exchange Commission's ("SEC") website at *http://www.sec.gov*.

**HOW TO OBTAIN 1st and 3rd FISCAL QUARTER PORTFOLIO HOLDINGS**
The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q.   Form N-Q is available on the SEC's website at *http://www.sec.gov* and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (1-800-SEC-0330).   The information on Form N-Q is available without charge, upon request, by calling 1-888-878-2696.

DCM Fund